The transformation to a holding company structure described in this press release involves securities of a Japanese company. The offer is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than in connection with the transformation to a holding company structure, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

September 24, 2020

To Whom It May Concern,

Company:	The Juroku Bank, Ltd.
Representative:	Yukio Murase President and CEO
Stock code:	8356 (TSE/NSE 1st Section)
Contact:	Eiji Kodama Executive Officer and General Manager, Corporate Planning Division TEL: +81 (0)58-265-2111

Notice Regarding Commencement of Consideration of Transformation to a Holding Company Structure

　The Juroku Bank, Ltd. (President and CEO: Yukio Murase) has announced that at today's Board of Directors’ meeting, it resolved to commence consideration of a transition to a holding company structure, subject to approval at the general meeting of shareholders and approval by all relevant regulatory authorities.

1. Background

　In its 15th Medium-Term Management Plan - Engagement to the Future, starting from April 2020, The Juroku Bank outlined its long-term vision ahead of the company’s 150th anniversary in 2027, with the aim of becoming a comprehensive financial group that builds a future with its local communities and achieves sustainable growth with local economies by creating common values through engagement in dialogue with customers and local communities.

　Amid major changes in the business environment surrounding regional financial institutions, in order to achieve sustainable regional growth, the Juroku Bank Group must expand the scope of its business, including by entering new businesses. So that all officers and employees can engage together to strengthen the group’s management base while further bolstering corporate governance, the Bank has commenced consideration of transformation to a holding company structure.

　By transitioning to a holding company structure, the Group aims to create a business structure that can respond quickly and flexibly to changes in the business environment. The Group aims to become a comprehensive financial group that can create common value with customers and local communities, thereby increasing corporate value and achieving sustained growth along with the local economies.

2. Schedule and method of the transition to holding company structure

　The bank will consider transitioning to a holding company structure by October 2021, subject to the approval at the general meeting of shareholders and following approval by all relevant authorities.

　Going forward, the Bank will review the schedule and method of transitioning to a holding company structure and will announce the relevant details once they are determined.

End.

Contact:

Corporate Planning Division - Public Relations Office
TEL: +81 (0)58-266-2512